SECURITIES AND EXCHANGE COMMISSION

13012619

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF SECURITIES, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 AVENUE OF THE STARS, STE. 1200
(No. and Street)

LOS ANGELES	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE M. RUSSO (805) 573-1856 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

2100 PPG PLAZA	PITTSBURG	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GEORGE M. RUSSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFF SECURITIES, LP, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th (Date) day of February (Month), 20 13 (Year), by

(1) George Russo (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MARIAN KAIN
Commission # 1976801
Notary Public - California
Los Angeles County
My Comm. Expires May 27, 2016

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

STATEMENT OF FINANCIAL CONDITION

HFF Securities L.P.
December 31, 2012
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

HFF SECURITIES L.P. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1999 AVENUE OF THE STARS, STE. 1200 [20]
(No. and Street)

LOS ANGELES [21] CA [22] 90067 [23]
(City) (State) (Zip Code)

SEC. FILE NO.
8-66485 [14]

FIRM ID NO.
131585 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
10/01/12 [24]

AND ENDING (MM/DD/YY)
12/31/12 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

[30] [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFF SECURITIES L.P. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 8-66485 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 5,507,223 [200]		$ 5,507,223 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	95,425 [600]	95,425 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	1,483 [680]	1,483 [920]
11. Other assets	[535]	123,105 [735]	123,105 [930]
12. Total Assets	$ 5,507,223 [540]	$ 220,013 [740]	$ 5,727,236 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFF SECURITIES L.P.

as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	2,264,930 [1205]	[1385]	2,264,930 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 2,264,930 [1230]	$ [1450]	$ 2,264,930 [1760]

Ownership Equity			Total
21. Sole proprietorship			$ [1770]
22. Partnership (limited partners)	$ [1020]		3,462,306 [1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			[1792]
C. Additional paid-in capital			[1793]
D. Retained earnings			[1794]
E. Total			[1795]
F. Less capital stock in treasury			( ) [1796]
24. TOTAL OWNERSHIP EQUITY			$ 3,462,306 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 5,727,236 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFF SECURITIES L.P.

as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	3,462,306	3480
2. Deduct ownership equity not allowable for Net Capital				(0)	3490
3. Total ownership equity qualified for Net Capital				3,462,306	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	3,462,306	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	220,013	3540		
B. Secured demand note deficiency			3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(220,013)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	3,242,293	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities			3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue concentration			3650		
E. Other (List)		68,792	3736	(68,792)	3740
10. Net Capital			$	3,173,501	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

HFF SECURITIES L.P.

as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	150,995	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	150,995	3760
14. Excess net capital (line 10 less 13)	$	3,022,506	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,947,008	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	2,264,930	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	2,264,930	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	71.37	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

HFF SECURITIES L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		4,264,894	3995
9. Total revenue		$ 4,264,894	4030

EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		2,583,731	4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		519,711	4100
16. Total expenses		$ 3,103,442	4200

NET INCOME			
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 1,161,452	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 1,161,452	4230

MONTHLY INCOME		
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	695,905	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

HFF SECURITIES L.P.

For the period (MMDDYY) from 10/01/12 to 12/31/12

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 2,340,681	4240
A. Net income (loss)		1,161,452	4250
B. Additions (includes non-conforming capital of	$ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])	39,827	4270
2. Balance, end of period (from item 1800)		$ 3,462,306	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFF SECURITIES L.P.

as of 12/31/12

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
______ 4335 ______ 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

HFF Securities L.P.

Statement of Financial Condition

December 31, 2012

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
HFF Securities L.P

We have audited the accompanying statement of financial condition of HFF Securities L.P. (the Partnership) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HFF Securities L.P. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2013

1302-1035096

HFF Securities L.P.

Statement of Financial Condition

December 31, 2012

Assets	
Current assets:	
Cash and cash equivalents	$ 5,507,223
Accounts receivable	95,425
Prepaid expenses	23,488
Total current assets	5,626,136
Property and equipment, net of accumulated depreciation of $19,192	1,483
Indefinite-lived intangible asset	99,617
	$ 5,727,236
Liabilities and partners' capital	
Current liabilities:	
Accounts payable and accrued liabilities	$ 90,547
Accrued compensation	385,228
Due to affiliates	1,789,155
Total liabilities	2,264,930
Partners' capital:	
General partner's capital (1 partnership unit)	34,623
Limited partners' capital (99 partnership units)	3,427,683
Total partners' capital	3,462,306
	$ 5,727,236

See accompanying notes.

1. Organization

HFF Securities L.P. (the Partnership) is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. As such, the Partnership's operations are impacted by the availability of credit in the market and capital flows into the real estate sector. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

The Partnership is an affiliate of a financial intermediary and advisor in the commercial real estate industry that has locations in 21 major cities nationwide. The Partnership shares office space with the affiliate in its Los Angeles, California office. In addition to its core business, the Partnership earns fees for referring clients to the affiliate.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of net cash flow (as defined in the partnership agreement) are made at the sole discretion of the General Partner (as defined in the partnership agreement). None of the partners may withdraw from the Partnership without the consent of the other partners.

In February 2007, 44% of the Partnership's partnership units and 100% of the General Partner's shares (whose assets included 1% of the Partnership's partnership units) were sold to an entity that was formed for the purpose of acquiring partnership interests in the Partnership and partnership interests in an affiliate. As a result of this transaction, the Partnership had two ultimate parent affiliates, HFF, Inc. (a Securities and Exchange Commission (SEC) registrant) and HFF Holdings (a limited liability company).

1. Organization (continued)

At February 2007, HFF Holdings beneficially owned 20,355,000 partnership units in the Partnership and an affiliate (the Operating Partnerships). Pursuant to the terms of HFF, Inc.'s amended and restated certificate of incorporation, the members of HFF Holdings could from time to time exchange their partnership units in the Operating Partnerships for shares of HFF, Inc.'s Class A common stock on the basis of two partnership units, one for each Operating Partnership, for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications (the Exchange Right).

Under the terms of the Exchange Right, beginning in February 2009, HFF Holdings had the right to exchange 25% of its partnership units, with an additional 25% becoming available for exchange each year thereafter. However, these contractual provisions could be waived, amended or terminated by the members of HFF Holdings following consultation with HFF, Inc.'s Board of Directors.

In June 2010, after consultation with HFF, Inc.'s Board of Directors, the members of HFF Holdings agreed to modify the Exchange Right so as to permit certain participating members of HFF Holdings to exchange all of their partnership units in the Operating Partnerships that corresponded to certain participating members' interests in HFF Holdings for shares of Class A common stock. The participating members of HFF Holdings were then entitled to redeem all of their respective membership units in HFF Holdings for such shares of Class A common stock. This modification was conditioned upon each participating member's agreement to extend the term of his or her existing noncompetition and nonsolicitation agreement to March 2015 and the imposition of resale restrictions on a portion of his or her shares of Class A common stock received pursuant to the Exchange Right exercise. Members choosing not to participate in the modification of the Exchange Right continued to be subject to their existing noncompetition and nonsolicitation agreements and the Exchange Right restrictions that were effective at the time of the initial public offering.

At December 31, 2012, all of the partnership units in each of the Operating Partnerships beneficially owned by HFF Holdings had been exchanged for shares of HFF, Inc.'s Class A common stock pursuant to the Exchange Right and HFF, Inc., through its wholly-owned subsidiaries, became the only equity holder of the Operating Partnerships.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and short-term investments with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment and three years for software.

Expenditures for routine maintenance and repairs are charged to expense when incurred. Renewals and betterments that substantially extend the useful life of an asset are capitalized.

Indefinite-Lived Intangible Asset

The Partnership has recognized an intangible asset in the amount of $99,617 for the costs of obtaining a Financial Industry Regulatory Authority (FINRA) license as a broker-dealer. The license is determined to have an indefinite useful economic life and is, therefore, not being amortized. The Partnership evaluates the carrying value of its intangible asset on at least an annual basis to determine whether events and circumstances indicate that impairment in value may have occurred.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is organized as a limited partnership under the laws of the state of Delaware. Under those provisions, the income and expenses of the Partnership are passed through and reported on the partners' individual income tax returns. Accordingly, no income taxes are reported in the accompanying financial statements.

The Partnership is subject to the provisions of the Financial Accounting Standards Board (FASB) ASC 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. For the year ended December 31, 2012, management analyzed the Partnership's inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and concluded that no provision for income tax is required in the Partnership's financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2012, the Partnership's net capital ratio was 0.7 to 1.0. At December 31, 2012, the Partnership had net capital of $3,173,501, which was $3,022,506, in excess of its required minimum net capital of $150,995.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2012:

Furniture and equipment	$	16,295
Capitalized software costs		4,380
Subtotal		20,675
Less accumulated depreciation and amortization		(19,192)
	$	1,483

5. Related-Party Transactions

During 2012, the Partnership engaged in related-party transactions with HFF, Inc. and its commercial real estate financial intermediary affiliate as more fully described below.

During 2012, the Partnership was allocated $833 in share-based compensation expense from HFF, Inc. related to restricted stock awards in Class A common stock of HFF, Inc. awarded to employees of the Partnership. The fair value of the awards is calculated as the market value of HFF, Inc.'s Class A common stock on the date of grant. The awards are subject to graded vesting. Additionally, during 2012 the Partnership was allocated $251,741 in share-based compensation expense from HFF, Inc. related to the issuance of restricted stock awards in Class A common stock of HFF, Inc. awarded to employees of the Partnership. These awards are accounted for as liabilities and are subject to cliff vesting if certain conditions are met. The fair value of the liability awards is calculated based on the market value of HFF, Inc.'s Class A common stock as of each reporting date and expensed ratably over the requisite service period. The restricted stock awards subject to graded vesting and cliff vesting include an estimate for forfeitures, which is adjusted on a periodic basis to reflect actual forfeiture activity. During 2012, the Partnership paid personnel expenses primarily related to the restricted stock awards in the amount of $26,885. In addition, HFF, Inc. is due a total of $125,743 related to share-based profit participation expenses of the Partnership, a portion of which is subject to vesting. At December 31, 2012, a total of $1.2 million is due to HFF, Inc. from the Partnership, which amount relates primarily to share-based compensation expense.

5. Related-Party Transactions (continued)

During 2012, the Partnership was allocated $174,849 in expenses for office space and administrative services that it shares with its financial intermediary affiliate. In addition, the affiliate paid a net of $559,439 in employee-benefit expenses, professional service fees and miscellaneous operating expenses on behalf of the Partnership during the year, which expenses were partially offset by $345,395 in placement and other fees collected by the affiliate on behalf of the Partnership. The Partnership incurred $149,046 in consulting fee expenses relating to consulting services rendered by this affiliate on placement transactions and collected $505,992 in placement and other fees on behalf of the affiliate. The Partnership paid approximately $2.4 million of the intercompany balance due to this affiliate during the year ended December 31, 2012 leaving a net balance of $587,627 due to the affiliate from the Partnership at December 31, 2012. The December 31, 2012 balance relates primarily to general office expenses, employee benefits and professional fee expenses paid by the affiliate.

6. Legal Proceedings and Claims

The Partnership is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. If a range of possible loss exists, the Partnership records the accrual at the low end of the range. The Partnership does not believe that any pending legal proceedings will have a material impact on the Partnership's financial condition or results of operations.

7. Subsequent Events

The Partnership has evaluated subsequent events through February 26, 2013, the date on which these financial statements were issued.

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